Exhibit (a)(5)(H)

Neurocrine Biosciences Completes Acquisition of Soleno Therapeutics

•	Strengthens Neurocrine’s rare disease portfolio with VYKAT™ XR, the first and only approved treatment for hyperphagia in Prader-Willi syndrome

•	Adds recently launched therapy with strong early adoption and meaningful commercial potential

SAN DIEGO, May 18, 2026 – Neurocrine Biosciences, Inc. (Nasdaq: NBIX) today announced the completion of its acquisition of Soleno Therapeutics, Inc., strengthening the company’s leadership in endocrinology and rare disease. The acquisition adds VYKAT™ XR (diazoxide choline) tablets, the first and only approved medicine for hyperphagia in adults and pediatric patients 4 years of age and older with Prader-Willi syndrome, to Neurocrine’s first-in-class commercial portfolio alongside INGREZZA® (valbenazine) and CRENESSITY® (crinecerfont).

“Today marks an important advancement in Neurocrine’s mission to deliver life-changing treatments for patients with significant unmet needs,” said Kyle W. Gano, Ph.D., Chief Executive Officer, Neurocrine Biosciences. “We welcome our Soleno colleagues to Neurocrine and share their deep commitment to the Prader-Willi syndrome community, and we look forward to working together to make VYKAT XR available to more patients and their families.”

Prader-Willi syndrome (PWS) is a rare genetic neurodevelopmental disorder caused by an abnormality in gene expression on chromosome 15 that affects about 10,000 patients in the United States. The disease is characterized by neurological, behavioral, and metabolic dysfunction. Its defining feature is hyperphagia, a chronic, life-threatening condition marked by a persistent hunger that drives compulsive, food-seeking behavior. Individuals with PWS also commonly experience cognitive impairment and a range of psychiatric and behavioral challenges. Together, these symptoms can severely diminish quality of life for individuals with PWS and their families, with hyperphagia driving significant morbidity and mortality.

Neurocrine initially announced the transaction – representing a total equity value of $2.9 billion – on April 6, 2026.

Transaction Details

Neurocrine completed the cash tender offer through a subsidiary for all the outstanding shares of common stock of Soleno at a purchase price of $53.00 per share, without interest, subject to any applicable withholding taxes.

As of the tender offer expiration at one minute after 11:59 p.m. EDT on May 15, 2026, 46,356,114 shares of Soleno common stock were validly tendered and not validly withdrawn, representing approximately 88.9% of the total number of Soleno’s issued and outstanding shares of common stock as of such date and time. In accordance with the terms of the tender offer, all such shares have been accepted for payment.

Following its acceptance of the tendered shares, Neurocrine completed its acquisition of Soleno through the merger of a direct wholly owned subsidiary of Neurocrine with and into Soleno, pursuant to Section 251(h) of the Delaware General Corporation Law on May 18, 2026, with Soleno continuing as the surviving corporation and becoming a direct, wholly owned subsidiary of Neurocrine. All remaining shares of Soleno common stock that were not validly tendered in the tender offer were converted into the right to receive the same $53 per share in cash, without interest, subject to any applicable withholding taxes, that would have been paid had such shares been validly tendered in the tender offer. As of May 18, 2026, Soleno’s common stock will no longer be listed or traded on the Nasdaq Capital Market.

Advisors

Goldman Sachs & Co. LLC served as exclusive financial advisor, and Cooley LLP served as legal advisor to Neurocrine. Centerview Partners LLC and Guggenheim Securities, LLC served as financial advisors, and Wilson Sonsini Goodrich & Rosati, Professional Corporation served as legal counsel to Soleno.

About PWS

Prader-Willi syndrome (PWS) is a rare genetic neurodevelopmental disorder caused by an abnormality in gene expression on chromosome 15. The Prader-Willi Syndrome Association USA estimates that PWS occurs in one in every 15,000 live births. The defining symptom of PWS is hyperphagia, a chronic and life-threatening condition characterized by an intense persistent sensation of hunger accompanied by food preoccupations, an extreme drive to consume food, food-related behavior problems, and a lack of normal satiety, which can severely diminish the quality of life for individuals with PWS and their families. Hyperphagia can lead to significant mortality (e.g., stomach rupture, choking, accidental death due to food seeking behavior) and longer-term co-morbidities such as diabetes, obesity, and cardiovascular disease.

About INGREZZA® (valbenazine)

Please see additional safety information, full Prescribing Information, including Boxed Warning, and Medication Guide.

About CRENESSITY® (crinecerfont)

Please see additional safety information and full Prescribing Information.

About VYKAT XR

VYKAT XR was approved by the U.S. Food and Drug Administration (FDA) on March 26, 2025, and is now commercially available to U.S. patients.

VYKAT XR is indicated for the treatment of hyperphagia in adults and pediatric patients 4 years of age and older with Prader-Willi syndrome (PWS).

INDICATION

VYKAT XR (diazoxide choline) extended-release tablets is indicated for the treatment of hyperphagia in adults and pediatric patients 4 years of age and older with Prader-Willi syndrome (PWS).

IMPORTANT SAFETY INFORMATION

Contraindications

Use of VYKAT XR is contraindicated in patients who have a known hypersensitivity to diazoxide, other components of VYKAT XR, or to thiazides.

Warnings and Precautions

Hyperglycemia

Hyperglycemia, including diabetic ketoacidosis, has been reported. Before initiating VYKAT XR, test fasting plasma glucose (FPG) and HbA1c; optimize blood glucose in patients who have hyperglycemia. During treatment, regularly monitor fasting glucose (FPG or fasting blood glucose) and HbA1c. Monitor fasting glucose more frequently during the first few weeks of treatment in patients with risk factors for hyperglycemia.

Risk of Fluid Overload

Edema, including severe reactions associated with fluid overload, has been reported. Monitor for signs or symptoms of edema or fluid overload. VYKAT XR has not been studied in patients with compromised cardiac reserve and should be used with caution in these patients.

Adverse Reactions

The most common adverse reactions (incidence ≥10% and at least 2% greater than placebo) included hypertrichosis, edema, hyperglycemia, and rash.

Please see the full Prescribing Information, including Medication Guide.

About Neurocrine Biosciences

Neurocrine Biosciences is a leading biopharmaceutical company with a simple purpose: to relieve suffering for people with great needs. We are dedicated to discovering, developing and commercializing life-changing treatments for patients with under-addressed neurological, psychiatric, endocrine and immunological disorders. The company’s diverse portfolio includes FDA-approved treatments for tardive dyskinesia, chorea associated with Huntington’s disease, classic congenital adrenal hyperplasia, hyperphagia in patients with Prader-Willi syndrome, endometriosis* and uterine fibroids*, as well as a robust pipeline including multiple compounds in mid- to late-phase clinical development across our core therapeutic areas. For more than three decades, we have applied our unique insight into neuroscience and the interconnections between brain and body systems to treat complex conditions. We relentlessly pursue medicines to ease the burden of debilitating diseases and disorders, because you deserve brave science. For more information, visit neurocrine.com, and follow the company on LinkedIn, X, Facebook and YouTube. (*in collaboration with AbbVie)

NEUROCRINE, the NEUROCRINE BIOSCIENCES Logo, YOU DESERVE BRAVE SCIENCE, INGREZZA and CRENESSITY are registered trademarks of Neurocrine Biosciences, Inc. SOLENO is a registered trademark of Soleno Therapeutics, Inc. VYKAT is a trademark of Soleno Therapeutics, Inc.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Neurocrine, including statements regarding Neurocrine’s acquisition of Soleno, the prospective benefits of the acquisition; Neurocrine’s strategy, plans, objectives, expectations (financial or otherwise) and intentions with respect to its future financial results and growth potential, anticipated product portfolio, and development programs; the estimated occurrence of PWS; the estimated U.S. population of PWS patients; and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “will,” “would” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: risks related to Neurocrine’s ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period and that Neurocrine will not be able to integrate Soleno successfully or that such integration may be more difficult, time-consuming or costly than expected; disruption from the acquisition, making it more difficult to conduct business as usual or maintain relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of the consummation of the acquisition on the market price of Neurocrine’s common stock and/or Neurocrine’s operating results, including the possibility that if Neurocrine does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Neurocrine’s common stock could decline; significant transaction and integration costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the acquisition; Neurocrine’s ability to effectively commercialize VYKAT™ XR (diazoxide choline); the degree and pace of market uptake of VYKAT XR; obtaining and maintaining adequate coverage and reimbursement for Neurocrine’s products, including VYKAT XR; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to Neurocrine’s business operations and financial results; the sufficiency of Neurocrine’s cash flows and capital resources; Neurocrine’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Neurocrine, including those described from time to time under the caption “Risk Factors” and elsewhere in Neurocrine’s filings and reports with the U.S. Securities and Exchange Commission (“SEC”), including Neurocrine’s Quarterly Report on Form 10-Q for the period ended March 31, 2026. Any forward-looking statements are made based on the current beliefs and judgments of Neurocrine’s management team, and the reader is cautioned not to rely on any forward-looking statements made by Neurocrine. Except as required by law, Neurocrine does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.